Exhibit I

to

Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E) – Columbia Management Investment Advisers, LLC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

An investment company in accordance with Rule 13d-1(b)(1)(ii)(D) – Columbia Seligman Technology and Information Fund is an investment company registered under section 8 of the Investment Company Act of 1940.